

Mail Stop 3561

April 27, 2016

Mr. William F. Gifford, Jr.
Altria Group, Inc.
6601 West Broad Street
Richmond, Virginia 23230

      Re: **Altria Group, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 25, 2016
              File No. 001-08940

Dear Mr. Gifford:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to the Consolidated Financial Statements

Note 6. Investment in SABMiller, page 49

1. We note from you disclosure that following the closing of the acquisition, you expect to exchange your economic and voting interest in SABMiller for an interest that will be converted into Restricted Shares representing an approximate 10.5% economic and voting interest in NewCo. Further, we note that based on the structure, you expect to account for your investment in NewCo under the equity method of accounting. Please explain in further detail why you believe it is appropriate to account for your interest using the equity method of accounting in light of your disclosed economic and voting interest less than 20%. As part of your response, please explain why your investment will provide you with significant influence over the operating and financial policies of NewCo. Please refer to ASC 323-10-15-6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3377 with any questions.

Sincerely,

/s/ Lyn Shenk for

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure